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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13G


                  Under the Securities Exchange Act of 1934
                         (Amendment No.____________)



                        U.S. FRANCHISE SYSTEMS, INC.
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                              (Name of Issuer)


                CLASS A COMMON STOCK, $.01 PAR VALUE PER SHARE
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                        (Title of Class of Securities)


                                 902956 30 9
                         ----------------------------
                                (CUSIP Number)


                                March 12, 1998
                         ----------------------------
           (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)
     [x]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                       (Continued on following page(s))


                              Page 1 of 6 Pages


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CUSIP NO. 902956 30 9                  13G                     Page 2 of 6 Pages
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  1     NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               H Suites Associates

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  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
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  3     SEC USE ONLY

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  4     CITIZENSHIP OR PLACE OF ORGANIZATION

               Illinois

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        NUMBER          5    SOLE VOTING POWER

      OF SHARES                  2,199,775
                        --------------------------------------------------------
     BENEFICIALLY       6    SHARED VOTING POWER

       OWNED BY                  0

         EACH           --------------------------------------------------------
                        7    SOLE DISPOSITIVE POWER
      REPORTING
                                 2,199,775
        PERSON
                        --------------------------------------------------------
         WITH           8    SHARED DISPOSITIVE POWER

                                 0
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  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,199,775
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  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             [ ]
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  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9).

               18.2% (See Item 4)
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  12    TYPE OF REPORTING PERSON

               PN
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Item 1(a)     Name of Issuer

              U.S. Franchise Systems, Inc., a Delaware corporation formerly known as USFS Hawthorn, Inc. (the "Issuer"). The Issuer is the surviving corporation of a merger of the Issuer and U.S. Franchise Systems, Inc., a Delaware corporation, which merger was effective March 12, 1998.


Item 1(b)     Address of Issuer's Principal Executive Offices

              13 Corporate Square
              Suite 250
              Atlanta, Georgia 30329


Item 2(a)     Name of Person Filing

              H Suites Associates, an Illinois joint venture formerly known as Hawthorn Suites Associates (the "Reporting Person").


Item 2(b)     Address of Principal Business Office

              200 West Madison Street
              Suite 3800
              Chicago, Illinois  60606


Item 2(c)     Citizenship

              Illinois


Item 2(d)     Title of Class of Securities

              Class A Common Stock, $.01 par value per share (the "Class A Common Stock")


Item 2(e)     CUSIP Number

              902956 30 9


Item 3        If this Statement is Filed Pursuant to
              Rule 13d-1(b) or 13d-2(b) or (c)

              Not Applicable







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Item 4        Ownership

              (a)  Amount Beneficially Owned as of March 23, 1998:

              2,199,775 shares of Class A Common Stock*

              *An aggregate of 22,447 shares of Class A Common Stock are owned by HSA Properties, Inc., a Delaware corporation ("HPI"), which is owned by various trusts, of which certain directors and executive officers of the general partner of a venturer of the Reporting Person serve as trustees and/or in which such persons or members of their families have a beneficial interest. The Reporting Person expressly disclaims beneficial ownership of any shares of Class A Common Stock now or hereafter owned by HPI.

        (b)   Percent of Class:

              Based on the Issuer's Proxy Statement/Prospectus, dated
              February 12, 1998 (the "Proxy Statement"), which was included as part of the Issuer's Registration Statement on Form S-4 filed with the Commission on February 12, 1998 (Registration No. 333-46185), there are an aggregate of 12,067,194 shares of Class A Common Stock issued and outstanding. As of March 23, 1998, the Reporting Person beneficially owned 2,199,775 shares of Class A Common Stock or approximately 18.2% of the aggregate number of shares of Class A Common Stock issued and outstanding on such date.

              In addition to the Class A Common Stock, according to the Proxy Statement, there are an aggregate of 2,707,919 issued and outstanding shares of the Issuer's Class B Common Stock, $.01 par value per share (the "Class B Common Stock"). Each holder of Class B Common Stock is entitled to ten (10) votes per share. Taking into account the voting power of the Class B Common Stock, the Reporting Person owns approximately 5.6% of the total voting power of the outstanding common stock of the Issuer.

        (c)   Number of Shares as to which such person has:

              (i)    sole power to vote or to direct the vote:
                     2,199,775

              (ii)   shared power to vote or to direct the vote:
                     0

              (iii)  sole power to dispose or to direct the
                     disposition of:  2,199,775

              (iv)   shared power to dispose or to direct the
                     disposition of:  0


Item 5  Ownership of Five Percent or Less of a Class

        Not Applicable





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Item 6    Ownership of More Than Five
          Percent on Behalf of Another Person

          Not Applicable


Item 7    Identification and Classification of the
          Subsidiary Which Acquired the Security Being
          Reported on by the Parent Holding Company

          Not Applicable


Item 8    Identification and Classification
          of Members of the Group

          Not Applicable


Item 9    Notice of Dissolution of Group

          Not Applicable


Item 10   Certification

               By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.






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                                  SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date:  March 23, 1998

                     H SUITES ASSOCIATES, an Illinois joint venture

                        By: Meridian Associates, L.P., its managing venturer

                            By: Meridian Investments, Inc., its general partner


                                By:  /s/ Glen Miller
                                     ---------------------------
                                     Glen Miller, Vice President






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